UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

10 May 2006

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒         FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES ☐          NO ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report Form 6-K contains the following press releases:

TNT N.V. - Purchase of shares for hedging purposes, 10 May 2006

Pirelli and TNT Logistics continue partnership, 10 May 2006

10 May 2006

TNT N.V. - Purchase of shares for hedging purposes

Further to the share purchase announcement of 3 May 2006, TNT N.V. announces that:

- during the period from May 3, 2006 until and including May 9, 2006, it purchased 867,000 TNT N.V. ordinary shares at an average price of 30.3663 euro per share,

- the total number of the shares bought until and including May 9, 2006 therefore amounts to 32.1% of the announced 2.7 million shares, and

- it will hold the shares bought for hedging purposes.

TNT N.V. provides businesses and consumers worldwide with an extensive range of services for their mail and express delivery needs. Headquartered in the Netherlands, TNT offers efficient network infrastructures in Europe and Asia and is expanding operations worldwide to maximi! ze its network performance. TNT serves more than 200 countries and employs over 128,000 people (over 163,500 people including the division Logistics which is intended to be divested). For 2005 the company reported € 10.1 billion in revenues (€ 13.6 billion including Logistics). TNT N.V. is publicly listed on the stock exchanges of Amsterdam, New York, and Frankfurt. TNT recognizes its social responsibility, and has formed partnerships with the United Nations World Food Programme and the United Nations Environmental Programme to fight hunger and pollution in the world. More information about TNT can be found on its website http://group.tnt.com.

10 May 2006

Pirelli and TNT Logistics continue partnership

Italian tyre manufacturer Pirelli has chosen to consign its German logistics operations for another three years to global provider and leader in integrated supply chain solutions TNT Logistics. The contract renewal to the end of 2009 confirms the close partnership between the two companies, a partnership that started more than fifteen years ago.

Under the terms of the contract, TNT Logistics will manage the factory warehouse in Breuberg (Odenwald) and the national distribution centre in nearby Otzberg im Odenwald. TNT Logistics will assume responsibility for receiving and warehousing tyres from various international plants and preparing orders for 24-hour distribution to Pirelli customers throughout Germany. This service includes order administration and tracking of shipments.

"One of the reasons Pirelli Germany decided to go with TNT Logistics is the way in which the company has continuously adjusted and! optimised its processes to meet our increasing demands over the last four years. Furthermore, a market survey has shown that customers see Pirelli as the market leader when it comes to logistics. By integrating TNT in the Pirelli processes, we have been able to increase efficiency and quality while reducing costs," explains Christian Mühlhäuser, Director of Logistics and Planning for Pirelli Deutschland GmbH.

In 2005, the Pirelli warehouse in Otzberg benefited from TNT Logistics' "lean warehousing" approach that aims to increase productivity, reduce costs and improve service by eliminating waste in the logistics processes.

"Since the complex implementation of the 43,000 m2 of new warehouse space in Otzberg in 2003, which without a doubt ranks as one of the most impressive tyre warehouses in Europe, we have seen continuous improvement in quality and ef! ficiency at both sites. This has been realised not only through the size of the warehouse but also thanks to the implementation of the lean-warehousing way of thinking," says Erik Lassen, Director of Warehouse Operations.

About TNT Logistics

TNT Logistics is a leading global logistics company. It designs, implements and operates complex supply chain solutions on a national, regional or global scale for medium to large enterprises. The company focuses on a diverse range of market sectors including automotive, electronics and consumer goods and publishing & media.

TNT Logistics employs approx. 36,000 people who are operating in 28 countries managing over 7.3 million square metres of warehouse space. For 2005, TNT Logistics reported sales of EUR 3.556 billion.

TNT Logistics is a part of TNT N.V.

For more information vist: www.tntlogistics.de

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Pieter Schaffels

Name: Pieter Schaffels
Title: Group Media Relations Director

Date: 10 May 2006